                                                                EXHIBIT (a)(5)
                             [LOGO OF NETFRAME]

                                JUNE 16, 1997

TO THE STOCKHOLDERS OF NETFRAME SYSTEMS INCORPORATED

Dear Stockholder:

  I am pleased to report that on June 10, 1997, NetFRAME Systems Incorporated ("NETFRAME") entered into a merger agreement with Micron Electronics, Inc., a Minnesota corporation ("MICRON"), and its wholly owned subsidiary, Payette Acquisition Corporation, a Delaware Corporation ("PURCHASER"), that provides for the acquisition of all of the Common Stock of NetFRAME by Purchaser at a price of $1.00 per share, net to the seller. Under the terms of the proposed transaction, Purchaser has commenced a tender offer for all outstanding shares of NetFRAME Common Stock at $1.00 per share. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Monday, July 14, 1997.

  Following the successful completion of the tender offer, upon approval by stockholder vote, if required, Purchaser will be merged with and into NetFRAME, and all shares not purchased in the tender offer will be converted into the right to receive $1.00 per share in cash, net to the seller, without interest.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE RELATED MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, NETFRAME STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL NETFRAME STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.

  In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion of Cowen & Company, financial advisor to NetFRAME, that the $1.00 in cash per share to be received by the stockholders in the offer and the merger is, from a financial point of view, fair to NetFRAME stockholders (other than Micron). The factors considered by the Board of Directors are more fully described in the Solicitation/Recommendation Statement on Schedule 14D-9 (the "SCHEDULE 14D-9") filed by NetFRAME with the Securities and Exchange Commission and enclosed with this letter. We urge you to read carefully the Schedule 14D-9 in its entirety so that you will be fully informed as to the Board's recommendations.

  Also accompanying this letter is a copy of the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

  The management and directors of NetFRAME thank you for the support you have given the Company.

  On behalf of the Board of Directors,

                                         Sincerely,

                                         /s/ ROBERT L. PUETTE
                                         Robert L. Puette
                                         President and Chief Executive Officer